December  21, 2007

Mr. Donald F. Delaney                                                                                                                                VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N. E.
Washington, D.C.  20549-7010
Phone: (202) 551-3863
Fax: (202) 772-9368

Re:          Siberian Energy Group Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Response Letter Dated October 16, 2007
File No. 333-118902

Dear Mr. Delaney:

Siberian Energy Group Inc. (“we,” “us,” and the “Company”) has the following responses to your comment letter, dated November 27, 2007, regarding the above referenced matter:

Form 10-KSB for the Fiscal Year Ended December 31. 2006 General

1.           We note your response to our prior comment 1. Please note that pursuant to the undertaking you provided in your registration statement on Form SB-2 dated February 2, 2005, you have agreed to either update your financial statements as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, or alternatively to file a post-effective amendment to such registration statement to de-register all unsold shares. Please disclose to the staff which alternative you have selected and then either file an amendment with financial statements in compliance with Section 10(a)(3) or file a post-effective amendment to de-register all unsold shares.

Response:

We plan to file a post-effective amendment to our Form SB-2 Registration Statement to de-register the unsold shares of common stock which were registered pursuant to the Registration Statement shortly after the filing of this response.

Financial Statements

Statements of Stockholders’ Equity

2.           We read your response to prior comment 2, regarding the calculation you made to determine the value of the geological data assets you acquired. We understand that in addition to the 1,900,000 shares disclosed, you issued additional consideration. Please expand your disclosure to identify all of the consideration exchanged for the geological data, including the 200,000 shares issued to an advisor and the warrants issued to the seller, and to explain how the value of the wan-ants was determined. As for your valuation approach, we understand that you have adjusted the fair value downwards by 30%, before the addition of the warrant valuation, to reflect a "restricted stock discount." Please disclose the terms of the restrictions and submit the analysis that you performed in determining there was correlation of these with the 30% discount.

Response:

As requested, we propose the following revised footnote presentation for the eighth and ninth paragraphs of footnote number one under the caption “The Company and Description of Business”:

“As part of a planned separate oil and gas venture, on December 31, 2006, the Company acquired oil and gas related geological information on the Karabashski zone of Khanty-Mansiysk Autonomous district (Tuymen region of the Russian Federation) from Key Brokerage, LLC (“Seller”), a Delaware limited liability company, for the following negotiated consideration consisting of restricted common shares and stock warrants:

Restricted common shares issued to Seller	1,900,000

Restricted common shares issued to an adviser (value included in accounts payable at December 31, 2006; shares issued in early 2007)	200,000

Total restricted common shares issued	2,100,000

Stock warrants issued to Seller September 14, 2006
for purchase option (see Note 8)	250,000

As a result of the purchase, a calculated acquisition value of $2,700,000 was assigned to the geological data assets that considered the approximate market value of the stock issued ($1.75) on the transaction date, discounted by 30% The total value of purchased assets consisted of $2,523,000 assigned to the shares issued and $177,000 assigned to stock warrants issued. The valuation method of the stock warrants is described in Note 8 herein.  Additionally, to facilitate the transaction, management and the Seller considered the results of a good faith valuation of assets prepared by a Russian consultant, who attempted to determine an “arms length fair value” price of such assets.  However, management did not rely on this valuation, and assumes full responsibility for the value assigned in the acquisition.

(The values of restricted common shares issued above, as well as shares and stock warrants issued to settle other transactions identified elsewhere in these financial statements, have been discounted by a 30% risk premium in light of the following more pertinent considerations:

• All shares issued are subject to Rule 144 under the Securities act of 1933, and cannot be sold for at least one year;
• The Company is a development stage entity, it has no substantive revenues, and there is a substantial risk that the Company may never become profitable;
• The average volume per transaction is typically high, therefore allowing for a “bulk” discount concept; and

•  Liabilities with established values are settled consistently based on the discount concept; where applicable, other transactions are negotiated by management in good faith under the same principles.)

In conjunction with the asset purchase, the Company was also assigned ownership of Kondaneftegaz, LLC (“Konda”), a Russian limited liability company wholly-owned by Seller.  Since Konda had essentially no assets or liabilities at the purchase date, had no previous operating history, and was transferred only to facilitate the Company’s potential future operations in Russia, no value was otherwise assigned to it in connection with the acquisition.”

As requested, below we present the analysis of the terms of restrictions and determination of the discount to the quoted price used to value restricted shares.

Per the agreement with Seller (Item 2 – Purchase price), the Company agreed to issue to Seller, 1,900,000 shares of the common stock of the Company, which will be non-registered and subject to restrictions. “Restricted” securities have the meaning as that term is defined in Rule 144 of the Securities Act of 1933 and may not be offered for sale, sold or otherwise transferred except pursuant to a registration statement or a valid exemption from registration.

Share certificates issued subject to this agreement bear restrictive legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.”

Due to the restricted nature of the shares, the shares cannot be resold in the market until the restriction on the shares can be removed pursuant to Rule 144, which cannot happen for at least one year, pursuant to Rule 144, and cannot therefore readily obtain cash in exchange for the shares, as would be in the case the sale of free trading shares through a stock broker in the open market. This fact obviously decreases the value of the restricted securities from the quoted market price of the same shares.

The extent of this “haircut” was determined by the Company as 30% to the quoted market price at the time of issuance, based on the following:

-
The significant amount of shares being issued in this transaction. We have only a limited market for our securities and very small daily trading volumes (average daily volumes for the past 12 months were not more than 14,000 per day). The owner of the shares will not be able to sell them at the market price quoted immediately before the sale, as the owner would significantly increase the bid volume and through this, the market price would go down. Therefore there is an “implied discount” in any bulk sale.

-
The risky nature of the Company’s business (as described in the Risk factors in our annual filing) involved in oil & gas exploration in Western Siberia, Russia, which may impair the value of the Company’s securities before the expiration of the holding period (as per Rule 144), due to both economical and political factors.

-
The Company currently has an unsteady financial position (also disclosed in the annual filing).  The Company has generated only minimal revenues, and has not discovered any hydrocarbon reserves or begun production on any wells.  There is a risk that the Company will not find adequate financing for its operations and will be forced to curtail or abandon its business plan and shares may become worthless before the expiration of the holding period (as per Rule 144).

-	Liabilities with established values are settled consistently based on the discount concept; where applicable, other transactions are negotiated by management in good faith under the same principles.)

Note 1 – Summary of Significant Accounting Policies

The Company and Description of Business

3.           We read your response to prior comment 3, and understand that although you did not find the guidance of SAB Topic 5:H to be helpful in accounting for the formation of the joint venture with Baltic Petroleum Limited (Baltic), involving the 50% dilution and deconsolidation of your investment in Zaural Neftegaz (ZNG), you have not established a theoretical basis for recognizing gain as if you had sold 100% of the investment.

And while we also understand that you may have effectively realized a portion of the gain, assuming you were fully released from 50% of the net liabilities, the guidance in IRQ 2 to the SAB mentioned above, as previously explained, is intended to assist in determining whether a change in the level of ownership of a subsidiary should lead to gain recognition when ultimate realization of the gain is not assured. Some examples include investees that are newly-formed, non-operating, or in the development-stage. There is similar concern for your joint venture arrangement, where the underlying investment remains encumbered by the net liabilities not sold, notwithstanding the absence of an obligation for you to fund continuing losses of the investee.

We presume that your gain of $364,479 reflects not only the deconsolidation of the ZNG net liabilities, but also the $175,000 cash you received as consideration upon formation, suggesting the book value of your investment was a deficit of $189,479. If these details are consistent with the facts, we may see potential logic for recognizing gain on the sale of 50% of your investment, which would appear to yield $269,740 (proceeds received and release of half of the net liabilities), although this assumes for the non-cash element that future distributions to you are not dependent upon first settling these liabilities.

You presently have disclosure on page F-6 indicating that profits would be allocated to you only after the joint venture had settled all financing from Baltic. Please clarify the extent to which such financing encompasses the liabilities you transferred, including funds provided by Baltic to settle (replace or substitute) those obligations. Please also explain the terms of the "deed of novation" mentioned in your disclosure, and submit details of your gain computation, listing the assets and liabilities transferred.

Response:

To understand fully the extent of the Company’s liabilities in the joint venture, it is worth mentioning the whole set of agreements relating to the joint venture:

On April 28, 2005, prior to entering into the joint venture agreement with Baltic, Baltic made an initial loan to ZNG (at that time a 100%-subsidiary of the Company) to allow ZNG to continue its exploration activities, which loan was guaranteed by the Company.

In November 2005 the joint venture was formed and the Company transferred all its interest in ZNG to Zauralneftegaz Ltd. (the “Joint Venture”), of which the Company owned 50%.  In connection with the formation of the Joint Venture, the parties signed a series of agreements, including:

•
On November 9, 2005, a Deed of Novation regarding the Initial Loan was signed, whereby Caspian (financing company owned by Baltic) agreed to assume Baltic’s obligations as the lender under the Initial Loan.

•
At the same time Baltic entered into a Deed of Release with the Company, whereby it  agreed to release the Company from all obligations to it under the Guarantee dated  April  28,  2005,  made  between the Company and Baltic, pursuant to which  the Company  had  guaranteed  certain  obligations  of  ZNG in connection with the Initial  Loan.

•
Also  on  November  9, 2005, pursuant to a Release of Pledge,  Baltic  agreed  to  release  the Company  from  the  Pledge  and  Security Agreement ("Pledge")  entered  into  on  April  28,  2005,  pursuant to which we granted a security interest over certain assets as security for the performance of certain obligations  of  us  to  Baltic under the Company Guarantee.  Pursuant to the Release of Pledge, Baltic released, discharged, cancelled and/or terminated the security interest granted under the Pledge, and terminated all its rights to collateral.

•
A new loan agreement was signed between Caspian and ZNG on November 9, 2007, which also assumed the commitment under Initial Loan. In connection with the new loan, Caspian entered into a Debenture with the Joint Venture, whereby the Joint Venture  granted Caspian a security  interest  in substantially all of its assets,  including its 100% ownership of ZNG, to secure the repayment of the New Loan  Agreement.  Pursuant to  the  Debenture,  the Joint Venture  granted  Caspian  a continuing  security  interest for the payment, performance and discharge of all the  liabilities  owing  to  Caspian by the Joint Venture, in certain assets  of the Joint Venture.

•
On November 9, 2005, the Joint Venture and Caspian entered into an "Agreement for the Pledge of the Participatory Interest in the Joint Venture  (the "Pledge Agreement").  Pursuant to the Pledge Agreement,  the Joint Venture pledged its 100% interest in  ZNG to Caspian, which included any proceeds, dividends, distributions, or income deriving from ZNG and any compensation, whether monetary or in-kind, deriving from ZNG, received due to the liquidation or reorganization of  ZNG.  The  Pledge Agreement remains in effect until all amounts owed to Caspian  by  the Joint Venture are repaid.

•
If the Joint Venture, fails to pay the amounts owed to Caspian, pursuant to the Pledge Agreement, Caspian can sell the 100% interest in ZNG at public auction, in one or several  sales,  with  an opening bid price of seventy-five percent (75%) of the value set forth for the value of ZNG in the Pledge Agreement ($7,705,079) at the first  public auction, and fifty percent (50%) of the value set forth in the Pledge Agreement at the second public auction.  If the opening bid for ZNG is not met  at  either  the first or second public auction, Caspian shall have the right to retain ZNG, with its value equal to 90% of the value set at the second auction,  and  set-off its claims secured by the Joint Venture by such value.  If ZNG is sold at public auction, any and all proceeds from such sale received by Caspian shall be  applied  towards  the  discharge  of the amounts owed by the Joint Venture to Caspian.

Based on the agreements mentioned above, namely the Deed of release and Release of pledge and the new Pledge agreement entered by the Joint Venture, the Company is not a guarantor of the new loan and has no liabilities in relation to this loan. Instead, the Joint Venture has those liabilities and guarantees the loan by its assets.  Accordingly, the maximum the Company can lose if ZNG breaches the loan agreement, is its interest in the Joint Venture; no cash outlay is otherwise ever required.

In light of the above, all of the negative net equity transferred to the joint venture at the transaction date was eliminated from the consolidated financial statements of the Company (APB Opinion 18 – ‘The Equity Method of Accounting for Investments in Common Stock’ generally calls for discontinuation of the equity method when losses are incurred and the investment account has been reduced to zero (unless the investor is committed to provide further financial support for the investee).

The following calculation summarizes the net gain recognized in the financial statements and the assets and liabilities of ZNG transferred at the transaction date (rounded):

ASSETS	$1,521,000
Oil and gas properties, unproved	589,000
Licenses and other assets	$2,110,000

LIABILITIES
Loans Payable	(1,156,000)
Accounts payable and accured expenses	(1,144,000)
Net liabilities transferred	(190,000)
Cash received	(175,000)
Net gain recognized	(365,000)

4.           We understand from your response to prior comment 4, that your reference to an independent appraiser was not intended to suggest that you were relying on an "expert" to support the valuation of the stock and warrants issued for the acquisition of geological data assets. Please revise your disclosure to describe the nature and scope of the work performed by the consultants, with details sufficient to convey that you have not relied upon their work in preparing your financial statements, and that your management is assuming full responsibility for the valuations, as indicated in your reply.

Response:

Please see the footnote revisions your request included in our response to Comment 2 above.

Foreign Currency Translation

5.           We have read your response to prior comment 5, stating that while "...local currencies have been determined to be [your] functional currencies," there are no "re-measurement issues" to address. Given your response, and since ZNG and KNG are organized in Russia, we understand the Ruble is their functional currency. However, we see no disclosure of any transactions denominated in Rubles. As you may know, remeasurement is required when an entity's books and records arc not maintained in its functional currency, before translation into a reporting currency, following the guidance in paragraph 10 of SFAS 52. Any gains or losses arising from transactions that are not denominated in the functional currency should be recognized in determining income or loss for the period, if not covered by paragraph 20. We reissue prior comment 5.

Response:

Please allow us to confirm that foreign entities maintain their books and records in their functional currencies (ZNG and Konda are Russian companies that account for transactions in Rubles; Siberian Energy Group (Canada) accounts for transactions in Canadian dollars).  Accordingly, we propose the following revised footnote presentation in the above referenced, and/or future financial statements moving forward:

“The Russian subsidiaries ZNG and Konda use the Ruble as their functional currency; Siberian Energy Group (Canada) uses the Canadian dollar as its functional currency. The books and records of ZNG, Konda and Siberian Energy Group (Canada) are kept in their functional currencies. The Company translates to U.S. dollars the assets and liabilities of ZNG, Konda, and Siberian Energy Group (Canada) at the year-end exchange rates; income statement amounts are converted at the average rates of exchange for the year.  Translation gains and losses are included within other comprehensive income (loss).”

Oil and Gas Properties

6.           We note that in response to prior comment 6, you propose to eliminate disclosure about the "ceiling test" that is required to be performed under the full cost method of accounting for oil and gas properties, in accordance with Rule 4-10(c)(4) of Regulation S-X, rather than correct your disclosure. We believe that your policy note should cover the key elements of the full cost methodology. Please further revise your proposed disclosure to describe the specific requirements of the "ceiling test." We reissue prior comment 6.

Response:

As requested, we propose the following revised footnote presentation be added to the above referenced financial statements and/or similar disclosure to be added to our future financial statements moving forward (the third and fourth paragraphs below have been added to our suggested footnote per our response dated October 11, 2007):

“The Company follows the full cost method of accounting for oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  When applicable, if the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a “ceiling test,” which basically limits such costs to the aggregate of the “estimated present value,” discounted at a 10-percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.  Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

At December 31, 2006, the only oil and gas properties the Company has are the capitalized geological data assets acquired on December 31, 2006, totaling $2,700,000, which assets are more fully described herein under the caption “The Company and Description of Business.”  Because proved reserves associated with these assets have not yet been determined, they are considered unproved properties not yet subject to amortization.  As a result of the Joint Venture, also described earlier, all oil and gas properties associated with ZNG are otherwise the responsibility of the Joint Venture effective October 14, 2005.”

Executive Compensation

7.           We understand from your response to prior comment 8, that some of your transactions utilizing common stock of the company were valued based on the amount of debt forgiven in exchange for the company's common stock, and that later transactions were valued using average market prices, which were then discounted by 30% due to the restricted nature of the shares. Please expand your disclosures for each of the transactions entailing the transference of common stock, to disclose the terms of the restrictions and to explain how the value of such shares was determined. If you are unable to show that the shares issued were restricted as described in footnote 2 to SFAS 115, you may need to revalue these transactions using the quoted market price of the shares.

Response:

Transactions entailing the transference of common stock to executives of the Company reflected in the 2005-2006 financial statements, besides issuance of stock in exchange for forgiven debt (as discussed earlier) were as follows:

In February 2006, Elena Pochapski (CFO) exercised stock options and purchased 100,000 restricted shares of the Company for the aggregate price of $14,000.  The transaction was valued at the amount paid by Elena Pochapski ($14,000).

In December 2006, David Zaikin (CEO) exercised stock options and purchased 52,500 restricted shares of the Company for the aggregate price of $31,500.  The transaction was valued at the amount paid by David Zaikin ($31,500).

On January 25, 2007, the board of directors made a decision to issue shares to various individuals, including 350,000 restricted shares to David Zaikin and 50,000 shares to Elena Pochapski.  These share issues were for to services provided in 2006 and, therefore, their values were accrued in the 2006 financial statements.  The value was calculated based on the average stock price for the 4th quarter of 2006 of $2.06 per share less a 30% discount for restricted shares, resulting in value of $1.44 per share.  Total expense of $576,000 related to the issuance of 350,000 and 50,000 shares was recorded in the financial statements for 2006.  At the time the shares were granted, no portion of the securities could be reasonably expected to qualify for sale within one year.  More than that, there was an understanding between the Company and the recipients that the shares would be held beyond the obligatory one-year period, and the Company will not remove the restrictive legend for at least two years.  This internal restriction is actually working – as of today, none of the securities granted to affiliates of the Company were released for sale after the one-year holding period, which would be the logical thing to do taking into consideration the downward trend of the Company’s stock price.

If you have any additional questions or comments, please call Elena Pochapski, at (905) 764-3171.

Siberian Energy Group Inc.

/s/ David Zaikin
David Zaikin
Chief Executive Officer

/s/ Elena Pochapski
                Elena Pochapski
                Chief Financial Officer

December 21, 2007